Exhibit 99.1

Earlyworks Co., Ltd. Regains Compliance with Nasdaq Minimum Bid Price Requirement

Tokyo, Japan, June 17, 2024 (GLOBE NEWSWIRE) – Earlyworks Co., Ltd. (NASDAQ: ELWS) (the “Company” or “Earlyworks”), a Japanese company operating its proprietary private blockchain technology, Grid Ledgers System (“GLS”), received a written notification (the “Notification Letter”) from the Nasdaq Stock Market, LLC (“Nasdaq”) informing the Company that it has regained compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Notification Letter confirmed that the Company’s ADSs on Nasdaq had traded above $1.00 per ADS for 20 consecutive business days from May 16, 2024 to June 14, 2024 and that the Company has regained compliance with the Minimum Bid Price Requirement.

Nasdaq’s Determination to Continue the Listing of the Company’s ADSs

As previously disclosed in the Company’s press release dated May 13, 2024, the Company received a staff determination letter from Nasdaq, on May 1, 2024, notifying the Company that, due to the Company’s failure to regain compliance with the Minimum Bid Price Requirement, Nasdaq had determined (the “Determination”) that the Company’s securities will be scheduled for delisting from Nasdaq unless the Company requests an appeal of the Determination to a Hearings Panel (the “Panel”). On May 7, 2024, the Company appealed the Determination and requested a hearing before the Panel. On May 7, 2024, the Company was notified that the hearing before the Panel had been scheduled on June 18, 2024. On May 13, 2024, the Company requested for participation in the expedited review process and submitted a bid price compliance plan to the Panel. On May 25, 2024, the Company received the Panel’s decision that the Company was granted an exception until May 31, 2024, to demonstrate compliance with the Minimum Bid Price Requirement. The Company has now regained compliance with the Minimum Bid Price Requirement and received the notification letter from Nasdaq, confirming that the Panel has determined to continue the listing of the Company’s ADSs on Nasdaq.

About Earlyworks Co., Ltd.

Earlyworks Co., Ltd. is a Japanese company operating its proprietary private blockchain technology, GLS, to leverage blockchain technology in various applications in a wide range of industries. GLS is a hybrid blockchain that combines the technical advantages of blockchain and database technology. GLS features high-speed processing, which can reach 0.016 seconds per transaction, tamper-resistance, security, zero server downtime, and versatile applications. The applicability of GLS is verified in multiple domains, including real estate, advertisement, telecommunications, metaverse, and financial services. The Company’s mission is to keep updating GLS and make it an infrastructure in the coming Web3/metaverse-like data society.

For more information, please visit the Company’s website: https://ir.e-arly.works/.

For inquiries about this release, please contact:

Earlyworks Co., Ltd.

Contact E-MAIL: ew-ir@e-arly.works

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.